Filed by thinkorswim Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: thinkorswim Group Inc.

Commission File No. 000-52012

On January 8, 2009, thinkorswim Group Inc. sent the following e-mail to employees of thinkorswim Group Inc.:

To All thinkorswim Associates:

Today we have announced a significant positive development for the future of our business.  We have entered into an agreement with TD AMERITRADE whereby they will acquire thinkorswim Group Inc. in a cash and stock transaction valued at approximately $606 million as of January 7, 2009.  We expect the merger to be completed sometime around the end of June 2009, subject to customary terms and conditions.

For thinkorswim employees, this represents an opportunity to become part of a leading brand in our marketplace.  By joining forces with TD AMERITRADE, we are working to create the premier online trading and investor education firm.  We believe that, at this time of unprecedented economic challenges, the merger will give us the critical mass, financial resources and operational infrastructure to continue to compete, grow and offer the very best in brokerage and investor education services and programs.

As you know, TD AMERITRADE is a leader in the brokerage industry and they are highly regarded for their comprehensive range of investment and trading services, state-of-the art research tools, convenient local branches and innovative technology.  Over time, these and many other enhanced resources will be available to our clients.  It is also very important to us that TD AMERITRADE understands and values our unique culture and dedication to client service.

Until the merger is completed, thinkorswim and TD AMERITRADE remain separate companies and everything is “business as usual.”  You will not see any changes in your day-to-day responsibilities.   We obviously will have more detailed information as the transaction progresses, and I can assure you that we will share any relevant information with you as soon as it becomes available.

I hope you will review the attached press release, FAQ and welcome letter from TD AMERITRADE, which will provide further information about the merger.  You are also invited to meet TD AMERITRADE President/CEO Fred Tomczyk and other members of the TD AMERITRADE team at a “town hall” meeting:

Chicago:	Monday, January 12, either 3:15 p.m. or 4:15 p.m.
Draper:	Tuesday, January 13, either 7:30 a.m. or 8:30 a.m.

Let me take this opportunity to thank all of you for devoting your hard work, energy and talent to building thinkorswim.  We are an organization that has always embraced and benefited from change, and I hope you are as excited as I am by this new step in our development.

Sincerely,

Lee Barba

Forward-Looking Statements

Information set forth in this message contains forward-looking statements, which involve a number of risks and uncertainties.  thinkorswim and TD AMERITRADE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  All such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving thinkorswim and TD AMERITRADE, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of thinkorswim stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in thinkorswim’s and TD AMERITRADE’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov.  thinkorswim and TD AMERITRADE disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, TD AMERITRADE will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of thinkorswim that also constitutes a prospectus of TD AMERITRADE.  thinkorswim will mail the proxy statement/prospectus to its stockholders.  TD AMERITRADE and thinkorswim urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.  You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by thinkorswim and TD AMERITRADE with the SEC at the SEC’s website at www.sec.gov.  The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing thinkorswim’s website at www.thinkorswim.com by clicking on the link for “Investor Relations”, then clicking on the link for “Financial Reports” and then clicking on the link for “SEC Filings” or by accessing TD

AMERITRADE’s website at www.amtd.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

thinkorswim, TD AMERITRADE and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from thinkorswim stockholders in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of thinkorswim stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about thinkorswim’s executive officers and directors in thinkorswim’s definitive proxy statement filed with the SEC on April 29, 2008.  You can find information about TD AMERITRADE’s executive officers and directors in their definitive proxy statement filed with the SEC on January 6, 2009.  You can obtain free copies of these documents from thinkorswim or TD AMERITRADE using the contact information above.